August 5, 2005

Via U.S. Mail

Michael E. Kearney
SPACEHAB, Inc.
12130 State Highway 3, Building 1
Webster, TX  77598

Re:	SPACEHAB, Inc.
		File No. 333-126772
		Form S-4, filed July 21, 2005

	Schedule TO-I filed July 21, 2005
	SEC File No. 005-44975

Dear Mr. Kearney:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General
1. Under the terms of your exchange offer, the tender of securities is considered the execution of a consent (see Consent Solicitation, page 5), and the tender of $60,087,500 of the outstanding notes is a condition for your completion of the exchange offer. Thus, it appears that the consent solicited is part of the interest tendered by the security holders and thus subject to the tender offer rules.
Please revise your consent solicitation to comply with the provisions of the applicable tender offer rules, including Rule 13e-4 and Regulation 14E. In this respect, note that pursuant to Rule 14e-1(c)
you may not accept the consents prior to the expiration date of the exchange offer and consent solicitation (which appears to be part of the current terms of the transaction per the disclosure in the second sentence of the paragraph Consent Solicitation on page 5).
2. Please advise us whether the original securities were registered pursuant to Section 12 of the 1934 Act. To the extent they are so registered, please revise to comply with the applicable rules of Regulation 14A, including Schedule 14A.

Where You Can Find More Information, page ii
3. Please update the information to provide a reference to the Commission`s new address at 100 F Street, N.E., Washington, D.C. 20549.
4. While we recognize that any documents you files pursuant to
Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-I does not permit forward-incorporation by reference. Please confirm that the Schedule TO-I will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

Forward-Looking Statements, page iii
5. We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-looking statements contained in those federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please delete the reference or clarify that it is not applicable to the tender offer.

The Exchange Offer and Consent Solicitation, page 5
6. We note that the offer is scheduled to expire at 5:00 p.m. on the expiration date. Please confirm in your response letter that you will hold your offer open until at least midnight on the 20th business day subsequent to commencement, as required by Rules 13e-4(f)(1)(i) and 14e-1(b). See Rule 13e-4(a)(3) for additional guidance on the definition of "business day."
7. We note that you have entered into a memorandum of understanding with SMH Capital Advisors whereby SMH has stated its intent to tender all securities over which it holds discretionary authority. This appears to be a lock-up agreement with respect to the securities held by SMH. Please provide us your analysis of whether the lock-up is consistent with our previous guidance. See Section VIII.A.9 of the
Current Issues Outline (November 14, 2000) which addresses the execution of lock-up agreements in connection with business combination transactions. Also, tell us why did the execution of the lock-up agreement not constitute an "offer" and "sale" under the Securities Act? Finally, tell us whether you communicated with any other security holders regarding their intention to tender their securities.

The Exchange Offer and Consent Solicitation - Expiration Date,
page
71
8. We note you reserve the right to "interpret, waive or amend the terms of the exchange offer in any manner." Revise to clarify your ability to "interpret" the terms of the offer. Note that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.
9. Revise to indicate that a material change to the offer may require recirculation of an amended prospectus or prospectus supplement.

Withdrawal of Tenders of Notes, page 105
10. Disclose that notes not yet accepted for exchange after the expiration of forty business days from the commencement of the offer may be withdrawn. Refer to Rule 13e-4(f)(2)(ii).

The Exchange Offer and Consent Solicitation - Conditions, page 77
11. Refer to the disclosure in the introductory paragraph, which relates to the company`s determination whether the triggering of a condition "makes it inadvisable" to proceed with the exchange offer.
Please note that, when a condition is triggered and the issuer decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
12. We note that the exchange offer is conditioned on the valid tender of $60,087,500 of the outstanding notes. Please confirm that if you waive this or any other material condition to the offer, you will revise the offer to reflect the material change and to allow a minimum of five business days to remain in the offer from the date of dissemination of the notice of the material change.
13. We note that the exchange offer is conditioned on the approval of an amendment to your articles of incorporation to increase the number of authorized shares of common stock. We further note that you have not filed a proxy statement soliciting proxies for such shareholder approval. Please tell us supplementally whether you intend to hold a meeting of shareholders prior to the expiration of the exchange offer.
14. We note that the condition in the fourth bullet point is subject to a determination of adverse tax consequences based on your judgment. Please revise here and throughout the prospectus, as applicable, to include a reasonableness standard. The ability of the issuer to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.

Certain U.S. Federal Income Tax Considerations, page 81
15. We note your disclosure that this section summarizes "certain" of the federal income tax consequences of the exchange offer. Please ensure that you discuss all such material consequences. Further, please provide an opinion of counsel regarding the material consequences and revise the discussion to reflect the receipt of such opinion.

Letter of Transmittal
16. The letter of transmittal improperly asks option holders to warrant that they have "received and reviewed" the prospectus and the letter. Please revise to delete the requirement that security holders certify that they have "received and reviewed" the exchange offer. Alternatively, amend the letter to include a legend in bold typeface that indicates the company neither views the representation made by security holders that they have reviewed the offering materials as a waiver of liability and that the company promises not to assert that this provision constitutes a waiver of liability.

Legal Opinion
17. Please revise the legal opinion to ensure it addresses the legality of the shares underlying your convertible notes. See
Item
601(b)(5) of Regulation S-K.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions


cc: Arthur S. Berner, Esq. (via fax (713) 236-5652)
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Michael E. Kearney
SPACEHAB, Inc.
August 5, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE